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                           December 22, 2023

       Mark W. Sopp
       Executive Vice President and Chief Financial Officer
       KBR, Inc.
       601 Jefferson Street, Suite 3400
       Houston, TX 77002

                                                        Re: KBR, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
November 2, 2023
                                                            File No. 001-33146

       Dear Mark W. Sopp:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.
 Mark W. Sopp
FirstName
KBR, Inc. LastNameMark W. Sopp
Comapany22,
December  NameKBR,
              2023    Inc.
December
Page 2    22, 2023 Page 2
FirstName LastName
Form 8-K filed November 2, 2023

Exhibit 99.1
EBITDA and Adjusted EBITDA, page 11

1. We note you have included an adjustment for charges associated with Convertible Notes in your calculation of EBITDA. To the extent you are making adjustments to Net income
         (loss) for anything other than interest, taxes, depreciation or amortization, the Non-GAAP measure should not be characterized as EBITDA, and its title should be distinguished from EBITDA. Refer to Question 103.01 of the Non-GAAP Financial Measures C&DI.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction